================================================================================
                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                            _______________________

                                   FORM 6-K

      REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            _______________________

                         Date of Report: July 24, 2003

                              CEMEX, S.A. de C.V.
            (Exact name of Registrant as specified in its charter)

                                  CEMEX Corp.
                (Translation of Registrant's name into English)

                             United Mexican States
                (Jurisdiction of incorporation or organization)

         Av. Ricardo Margain Zozaya #325, Colonia del Valle Campestre
                    Garza Garcia, Nuevo Leon, Mexico 64000
                   (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   |X|       Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____              No   |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A
===============================================================================

===============================================================================


                                   Contents

1. Press release announcing CEMEX's results for the second quarter of 2003 (attached hereto as exhibit 1).

                                   SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                   CEMEX, S.A. de C.V.
                                              -------------------------
                                                   (Registrant)



Date: July 24, 2003                       By:  /s/  Rafael Garza
      -----------------                       -------------------------
                                              Name:  Rafael Garza
                                              Title: Chief Comptroller

                                 EXHIBIT INDEX


EXHIBIT NO.                      DESCRIPTION
-----------                      -----------

1 Press release announcing CEMEX's results for the second quarter of 2003

                                                                     EXHIBIT 1



CEMEX          2003
               SECOND QUARTER RESULTS
------------------------------------------------------------------------------


                             Second  quarter                 Second quarter
                             ---------------                 ---------------
                             2003     2002    % Var.           2003    2002
-------------------------------------------------------------------------------
Net Sales                   1,855   1,742       7%            % of Net Sales
-------------------------------------------------------------------------------
Gross Profit                  787     795     (1%)            42.4%   45.7%
-------------------------------------------------------------------------------
Operating Income              390     403     (3%)            21.0%   23.2%
-------------------------------------------------------------------------------
Majority net income           309      73     322%            16.7%    4.2%
-------------------------------------------------------------------------------
EBITDA                        552     555     (1%)            29.8%   31.9%
-------------------------------------------------------------------------------
Free cash flow                390     378       3%
-------------------------------------------------------------------------------


---------------------------------------------------
Net debt                    5,829    6,027    (3%)
---------------------------------------------------
Net debt/EBITDA               3.0      2.9
---------------------------------------------------
Interest coverage             4.9      5.3
---------------------------------------------------
Earnings per ADR             1.00     0.25    300%
---------------------------------------------------
Average ADRs outstanding    309.2    295.8    4.5%
---------------------------------------------------
In millions of U.S. dollars, except ratios and per-ADR amounts.
Average ADRs outstanding presented in millions of ADRs.


CONSOLIDATED NET SALES increased 7% from the second quarter of 2002 to US$1,855 million. The increase in sales was primarily due to the positive contribution of our newly acquired Puerto Rican unit, and to our higher sales in Mexico, Spain and Venezuela.

COST OF GOODS SOLD as a percentage of net sales increased by 3.3 percentage points versus the year-earlier period, mainly due to the change in our sales mix, as we had higher sales from our multi-products strategy and ready-mix in Mexico, as well as higher energy costs.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES (SG&A) increased 1% versus the second quarter of 2002. As a percentage of sales, SG&A decreased 110 basis points versus the second quarter of 2002 and 150 basis points for the first half of the year versus the comparable period in 2002. The reduced SG&A margin is due to our continuing efforts to reduce overhead at the corporate and plant levels.

EBITDA dropped 1% from a year ago to US$552 million, and our consolidated EBITDA margin decreased from 32% in the year-earlier period to 30% in the second quarter of 2003. The two percentage-point drop is attributable to the increased weight of our multi-products and ready mix sales - both of which have lower margins than cement sales, as well as higher energy costs with stable average prices.

FOREIGN EXCHANGE GAIN (LOSS) for the quarter was a gain of US$48 million, versus a loss of US$107 million in the year-earlier period. The foreign exchange gain was primarily due to the appreciation of the Mexican peso and depreciation of the yen versus the U.S. dollar during the quarter.

MARKETABLE SECURITIES GAIN (LOSS) for the quarter was a gain of US$66 million, versus a loss of US$122 million in the year-earlier period. The gain is explained by the increase in value of our derivatives position (mainly our equity forward contracts designed to hedge our stock option plans), which improved by US$347 million during the quarter, and a portion of which needs to be recognized through our income statement.

MAJORITY NET INCOME for the quarter was US$309 million, an increase of 322% versus the second quarter of 2002. The increase is mainly due to gains in foreign exchange and marketable securities, whereas in the second quarter of 2002 these items represented a loss (explained above).

NET DEBT at the end of the second quarter was US$5,829 million, versus $6,179 million at the end of the first quarter of 2003. Free cash flow in the amount of US$388 million was used to reduce net debt during the quarter; however, when expressed in U.S. dollars, net debt decreased by US$350 due to the strengthening of the euro versus the U.S. dollar.



------------------------------------------------------------------------------
Please refer to the end of this report for definition                  Page 1
of terms, U.S. dollar translation methodology and other important disclosures.

                                                                                         CEMEX logo
                                                                                    [GRAPHIC OMITTED]


EBITDA & FREE CASH FLOW
=======================================================================================================

                                                Second quarter                 January-June
                                                --------------                 -------------
                                                 2003    2002   % Var.          2003   2002    % Var.
------------------------------------------------------------------------------------------------------
Operating income                                  390     403     (3%)           698    714      (2%)
------------------------------------------------------------------------------------------------------
+ Depreciation and operating amortization         162     152                    315    300
------------------------------------------------------------------------------------------------------
EBITDA                                            552     555     (1%)         1,013  1,014      (0%)
------------------------------------------------------------------------------------------------------
- Net financial expense                            93      69                    179    130
------------------------------------------------------------------------------------------------------
- Capital expenditures                             82     104                    167    178
------------------------------------------------------------------------------------------------------
- Change in working capital                       (50)    (75)                    86     86
------------------------------------------------------------------------------------------------------
- Taxes paid                                       26      61                     44    110
------------------------------------------------------------------------------------------------------
- Preferred dividend payments                       6       9                     15     21
------------------------------------------------------------------------------------------------------
- Other cash items                                  5       9                     25     36
------------------------------------------------------------------------------------------------------
Free cash flow                                    390     378       3%           497    453       10%
------------------------------------------------------------------------------------------------------

In millions of U.S. dollars.



During the quarter, US$390 million of free cash flow was used primarily to reduce net debt, however net debt was reduced by US$350 million during the quarter as a result of foreign exchange rates movements in the amount of US$38 million. Free cash flow was also used to pay dividends in the amount of US$6 million.

EBITDA and free cash flow (calculated as set forth above) are presented herein because CEMEX believes that they are widely accepted as financial indicators of its ability to internally fund capital expenditures and service or incur debt. EBITDA and free cash flow should not be considered as indicators of CEMEX's financial performance, as alternatives to cash flow, as measures of liquidity or as being comparable to other similarly titled measures of other companies. EBITDA is reconciled above to operating income which CEMEX considers to be the most comparable measure as determined under generally accepted accounting principles in Mexico (GAAP). Free cash flow is reconciled to EBITDA. CEMEX is not required to prepare a statement of cash flows under Mexican accounting principles and, as such does not have such GAAP cash flow measures to present as comparable to EBITDA or free cash flow.


DEBT RELATED INFORMATION
=======================================================================================================================

                           Second quarter              First quarter                                   Second quarter
                           --------------              -------------                                   --------------
                            2003     2002  % Var.          2003                                        2003    2002
--------------------------------------------------------------------         ------------------------------------------
Total debt                 5,824    5,781      1%         5,818              Currency denomination
--------------------------------------------------------------------
     Short term              34%      19%                   30%
--------------------------------------------------------------------         ------------------------------------------
     Long term               66%      81%                   70%              U.S. Dollar                75%     76%
--------------------------------------------------------------------         ------------------------------------------
Equity obligations           716      716      0%           716              Japanese Yen               13%     13%
--------------------------------------------------------------------         ------------------------------------------
Cash & cash equivalents      711      470     51%           355              Euro                       11%     10%
--------------------------------------------------------------------         ------------------------------------------
Net debt                   5,829    6,027    (3%)         6,179              Other                       1%      1%
--------------------------------------------------------------------         ------------------------------------------

--------------------------------------------------------------------
Interest expense              96       83                    92              Interest rate
--------------------------------------------------------------------
Preferred dividends            6        9                     9
--------------------------------------------------------------------         ------------------------------------------
Interest coverage            4.9      5.3                   5.0              Fixed                      69%     30%
--------------------------------------------------------------------         ------------------------------------------
Net debt/EBITDA              3.0      2.9                   3.2              Variable                   31%     38%
--------------------------------------------------------------------         ------------------------------------------
Capitalization ratio       46.9%    45.6%                 48.7%              Fixed deferred              0%     32%
--------------------------------------------------------------------         ------------------------------------------

In millions of U.S. dollars, except ratios.


OTHER DEVELOPMENTS

On June 30, 2003, CEMEX issued two tranches under its Medium-Term Promissory Notes Program ("Certificados Bursatiles"). The first tranche of notes consists of MXP 1,600 million with a maturity of three years at an interest rate equal to the Mexican peso Interbank Offer Rate (TIIE) plus 80 basis points. The second tranche of notes consists of five and a half years MXP 545 million tranche in UDIs ("Unidades de inversion") at an interest rate of 5.30%.

During June 2003, CEMEX Espana, through a wholly-owned subsidiary, closed a seven, ten and twelve-year US$400 million private placement mainly with insurance companies and pension funds in the United States.


------------------------------------------------------------------------------
Please refer to the end of this report for definition                  Page 2
of terms, U.S. dollar translation methodology and other important disclosures.

                                                                 CEMEX logo
                                                               [GRAPHIC OMITTED]

EQUITY RELATED INFORMATION
==============================================================================

One CEMEX ADR represents five CEMEX CPOs. The following amounts are expressed in CPO terms

Beginning of quarter CPO-equivalent units outstanding          1,520,783,863
-----------------------------------------------------------------------------

   CPOs issued due to stock dividend                              98,841,944
   Net effect of share repurchase program                          4,290,500
   Exercise of stock options not hedged                              138,918
   Change in the number of CPOs held in subsidiaries             (8,743,886)

End of quarter CPO-equivalent units outstanding                1,615,311,339
-----------------------------------------------------------------------------

Outstanding units equal total shares issued by CEMEX less shares held in subsidiaries.


Employee stock options plans

As of June 30, 2003, directors, officers and other employees under our employee stock options plans had outstanding options to acquire 176,034,750 CEMEX CPOs. Of the total options outstanding, 95.4% are hedged through equity forward agreements, and will not dilute existing shares when exercised. The total amount of these options programs represents 10.9% of total CPOs outstanding.



DERIVATIVE INSTRUMENTS
==============================================================================

CEMEX periodically utilizes derivative financial instruments such as interest rate and currency swaps, currency and equity forward contracts, options and futures in order to achieve our funding strategy and to hedge our stock options plans and other equity related obligations.

The following table shows the notional amount for each type of derivative instrument, and the aggregate fair market value for all of CEMEX's derivative instruments as of the last day of each quarter presented.

                                          Second quarter        First quarter
                                          --------------        -------------
Notional amounts                           2003    2002             2003
--------------------------------------------------------------------------------
Equity *                                  1,544   1,400            1,500
Foreign Exchange                          3,290   3,119            2,750
Interest Rate                             3,576   4,644            3,576
--------------------------------------------------------------------------------
Estimated aggregate fair market value     (223)    (61)             (570)
--------------------------------------------------------------------------------

In millions of U.S. dollars.


The estimated aggregate fair market value represents the approximate settlement result as of the valuation date, based upon quoted market prices and estimated settlement costs, which fluctuate over time. Fair market values and notional amounts do not represent amounts of cash currently exchanged between the parties; cash amounts will be determined upon termination of the contracts considering the notional amounts, quoted market prices, as well as the other derivative items as of the settlement date. Fair market values should not be viewed in isolation, but rather in relation to the fair values of the underlying hedge transactions and the overall reduction in the company's exposure to the risks being hedged.

* The aggregate weighted average exercise price on June 30, 2003 for CEMEX's outstanding stock options, warrants and the CAH obligation was US$24.36 per ADR. On that same date, the aggregate weighted average strike price of CEMEX's equity forward agreements put in place to hedge our obligations under the abovementioned stock options was US$21.96 per ADR.

Under Mexican GAAP ("Bulletin C-2"), companies are required to recognize all derivative financial instruments in the balance sheet as assets or liabilities, at their estimated fair market value, with changes in such fair values recorded on the income statement. The exceptions to the rule, as they refer to CEMEX, are presented when transactions are entered for hedging purposes. In such cases, the related derivative financial instruments should be valued using the same valuation criteria applied to the hedged asset, liability or equity instrument. CEMEX has recognized increases in assets and liabilities, which resulted in a net liability of US$592 million, arising from the fair value recognition of its derivatives portfolio as of June 30, 2003. The notional amounts of derivatives substantially match the amounts of underlying assets, liabilities or equity transactions on which the derivatives are being entered into.


------------------------------------------------------------------------------
Please refer to the end of this report for definition                  Page 3
of terms, U.S. dollar translation methodology and other important disclosures.

                                                                  CEMEX logo
                                                               [GRAPHIC OMITTED]

OTHER ACTIVITIES
==============================================================================

98% of shareholders receive CPOs under CEMEX's stock dividend program

On June 5, 2003, CEMEX announced the completion of its stock dividend program. A total of 98,841,944 CPOs were issued on June 5, 2003 and distributed to 98% of shareholders. The remaining 2% of shareholders elected to receive a cash payment of MXP 2.20 per CPO (MXP 11.00 per ADS) in lieu of the stock, for a total of approximately MXP 61 million (US$6 million) paid by CEMEX.

Under this dividend program, CEMEX shareholders electing to receive stock received one new CPO for each 16.568 CPOs held (each representing two series A shares and one series B share). CEMEX shareholders had the option to receive a cash payment of MXP 2.20 per CPO in lieu of the stock dividend.


CEMEX plans to increase production capacity in the Dominican Republic

Cementos Nacionales, our main operating subsidiary in the Dominican Republic, has initiated a US$130 million investment plan for installing a new kiln for producing clinker with annual capacity of 1.6 million metric tons of clinker. This investment would increase our total clinker production capacity in the Dominican Republic to 2.2 million tons per year. The new kiln is expected to be completed in early 2005. We expect to invest approximately US$16 million to this project in 2003, with the remaining of the investment expected to be realized during 2004 and 2005.






------------------------------------------------------------------------------
Please refer to the end of this report for definition                  Page 4
of terms, U.S. dollar translation methodology and other important disclosures.

                                                                  CEMEX logo
                                                               [GRAPHIC OMITTED]

OPERATING RESULTS - MEXICO
===============================================================================

In Mexico, net sales were US$714 million, an increase of 9% versus the second quarter of 2002.

Domestic gray cement volume increased 2% versus the year-earlier period, while ready-mix volume increased 10%. The residential sector and infrastructure projects continue to be the main drivers of cement and ready-mix demand in Mexico. The self-construction sector - which represents about half of cement demand in Mexico - remains stable.

CEMEX's average realized gray cement price in Mexico increased 2% in constant pesos versus the second quarter of 2002, and decreased 1% in dollar terms. The average ready-mix price decreased 3% in constant pesos and decreased 5% in dollar terms compared with the second quarter of 2002.

The average cash cost of goods sold per metric ton increased 4% in dollar terms versus the second quarter of 2002, mostly due to increased energy costs.


UNITED STATES
===============================================================================

Net sales for CEMEX's U.S. operations during the second quarter were US$452 million, a decrease of 6% compared to the year-earlier period.

Domestic cement volume decreased 3% during the second quarter of 2003 compared to the year-earlier period, while the ready-mix volume increased 9%. The residential sector is still strong; however, lower spending on infrastructure and highways coupled with lower construction in the industrial and commercial sector drove down cement demand during the quarter. Weather continues to be a factor with significant influence over cement demand activity as heavy rainfall throughout our markets had an impact on our cement sales volumes. Ready mix volume was driven mainly by strong sales in the western U.S.

The average realized cement price decreased 2% versus the second quarter of 2002 and remained flat versus the first quarter of 2003, while the average ready-mix price remained flat versus the same period a year ago, and also versus the first quarter of 2003.

The average cash cost of goods sold per metric ton increased 1% versus the second quarter of 2002.


SPAIN
==============================================================================

Net sales for CEMEX Spain during the quarter were US$291 million, an increase of 22% versus the year-earlier period. Domestic cement volume increased 7% during the quarter compared to the same period a year ago. Ready-mix volume increased 5% for the quarter versus the year-earlier period. Spain's infrastructure program, together with a low interest rate environment, has strengthened cement and ready mix demand in the country.

The average domestic cement price decreased 2% in euros and increased 20% in dollar terms compared to the year-earlier period. The average ready-mix price increased 1% in euros and 24% in dollar terms versus the second quarter of 2002.

The average cash cost of goods sold per metric ton increased 34% in dollar terms versus the second quarter of 2002. The increase in cash costs, when expressed in dollar terms, is due to the appreciation of the euro versus the U.S. dollar between June 2002 and June 2003.





------------------------------------------------------------------------------
Please refer to the end of this report for definition                  Page 5
of terms, U.S. dollar translation methodology and other important disclosures.

                                                                  CEMEX logo
                                                               [GRAPHIC OMITTED]

VENEZUELA
===============================================================================

Domestic cement volume for CEMEX's Venezuelan operations decreased 16% compared to the second quarter of 2002, while ready-mix volume decreased 12%. Venezuela is still going through an economic downturn, which has significantly affected overall demand in the country; lower oil revenue is cutting public expenditure and lack of confidence is dampening private investment. The effects of this economic slowdown have been partially compensated by cost reductions and customer oriented initiatives, which have strengthened the value proposition to our customers.

Export volume from the company's Venezuelan operations during the second quarter increased 45% compared to the year-earlier period. The North America and Caribbean regions accounted for 52% and 48% of CEMEX Venezuela's exports, respectively.

Domestic cement prices increased 8% in constant Bolivar terms and decreased 3% in dollar terms compared to the second quarter of 2002. During the second quarter of 2003, the average ready-mix price increased 8% in constant Bolivar terms, and decreased 2% in dollar terms compared to the year-earlier period.

The average cash cost of goods sold per metric ton decreased by 12% in dollar terms compared to the second quarter of 2002. A large portion of our cash costs is Bolivar-denominated; hence, the bolivar's depreciation caused these costs to decrease in U.S. dollar terms.


COLOMBIA
==============================================================================

During the second quarter of 2003, domestic cement volume for the Company's Colombian operations decreased 1%, while ready-mix volume increased 25% versus the year-earlier period. Prudent fiscal management has allowed for public investment, fueling the construction sector, while low interest rates and low inflation are fostering moderate demand for housing and private investment.

CEMEX's average realized cement price in Colombia was 9% higher in Colombian pesos and 11% lower in dollar terms versus the second quarter of 2002. The average ready-mix price increased 1% in Colombian pesos and decreased 17% in dollar terms versus the year-earlier period.

The average cash cost of goods sold per metric ton decreased 2% in dollar terms versus the second quarter of 2002.


OTHER OPERATIONS
==============================================================================

Our Central American and Caribbean operations increased sales and domestic cement volumes by 34% and 26%, respectively, versus the second quarter of last year. These increases are mainly attributable to a strong performance of our operations in Panama, Costa Rica and Nicaragua, as well as the consolidation of our newly acquired Puerto Rican unit. Ready-mix volumes increased 332% versus the year earlier period primarily due to higher volumes in Panama and the Dominican Republic, as well as the incorporation of Puerto Rican Cement, which has sizeable ready-mix operations.

In Egypt, sales and domestic cement volume decreased 18% and 24% respectively versus the second quarter of 2002; however EBITDA was up 10% versus the same quarter last year. CEMEX Egypt increased cement prices by 39% in Egyptian pounds versus the first quarter of 2003, which partially explains the decrease in cement volume. The second quarter of 2002 experienced exceptionally high cement volumes, which also explains the decrease in volumes during this quarter when compared to the second quarter of 2002. The construction sector in Egypt remains stable, with public works driving most of demand. The commercial and tourism sectors remain depressed.

The average domestic cement price in Egypt increased 3% in dollar terms and 33% in Egyptian pounds versus the second quarter of 2002.

Our Asian operations, which include the Philippines, Thailand, Taiwan and Bangladesh, experienced decreased sales and domestic cement volumes of 8% and 5% respectively versus the second quarter of 2002. The average domestic cement price for the region decreased 9% in dollar terms versus the second quarter of 2002, and increased 6% versus the first quarter of 2003. Lower cement volume in the Philippines was due to the early start of the rain season, and weak public works spending. The self-construction sector in the Philippines continues to be the main driver of demand.



------------------------------------------------------------------------------
Please refer to the end of this report for definition                  Page 6
of terms, U.S. dollar translation methodology and other important disclosures.



CONSOLIDATED INCOME STATEMENT & Balance Sheet
--------------------------------------------------------------------------------------------------------------------------------
CEMEX S.A. de C.V. AND SUBSIDIARIES
(Thousands of U.S. Dollars, except per ADR amounts)

                                                         January - June                         Second quarter
                                                   --------------------------              -------------------------
INCOME STATEMENT                                        2003           2002    % Var.            2003         2002      % Var.
------------------------------------------------------------------------------------------------------------------------------
Net Sales                                           3,489,693      3,264,166     7%          1,855,004    1,741,503       7%
Cost of Sales                                      (2,026,586)    (1,785,168)   14%         (1,067,776)    (946,297)     13%
------------------------------------------------------------------------------------------------------------------------------
Gross Profit                                        1,463,107      1,478,999    (1%)           787,228      795,206      (1%)
Selling, General and Administrative Expenses         (765,509)      (765,367)    0%           (397,297)    (391,756)      1%
------------------------------------------------------------------------------------------------------------------------------
Operating Income                                      697,598        713,631    (2%)           389,931      403,450      (3%)
      Financial Expenses                             (190,531)      (160,108)   19%            (96,440)     (83,167)     16%
      Financial Income                                 11,908         29,710   (60%)             3,545       14,246     (75%)
      Exchange Gain (Loss), Net                       (22,624)       (67,415)  (66%)            48,455     (107,409)     N/A
      Monetary Position Gain (Loss)                   166,702        174,817    (5%)            51,933       94,307     (45%)
      Gain (Loss) on Marketable Securities            (41,183)       (78,875)  (48%)            65,939     (122,169)     N/A
Total Comprehensive Financing (Cost) Income           (75,729)      (101,871)  (26%)            73,432     (204,192)     N/A
      Other Expenses, Net                            (175,128)      (210,123)  (17%)          (106,356)    (122,521)    (13%)
------------------------------------------------------------------------------------------------------------------------------
Net Income Before Income Taxes                        446,742        401,638    11%            357,007       76,737      365%
Income Tax                                            (52,451)       (46,866)   12%            (42,661)     (12,082)     253%
Employees' Statutory Profit Sharing                    (5,049)        (5,426)   (7%)            (2,557)      (2,776)      (8%)
Total Income Tax & Profit Sharing                     (57,500)       (52,291)   10%            (45,217)     (14,858)     204%
------------------------------------------------------------------------------------------------------------------------------
Net Income Before Participation
  of Uncons. Subs. and Ext. Items                      389,242        349,347   11%             311,790       61,879     404%
Participation in Unconsolidated Subsidiaries            14,141         12,312   15%               7,962        9,135     (13%)
Consolidated Net Income                                403,383        361,659   12%             319,752       71,014     350%
Net Income Attributable to Min. Interest                11,068         17,446  (37%)             10,796       (2,134)     N/A
MAJORITY INTEREST NET INCOME                           392,314        344,212   14%             308,956       73,148     322%
------------------------------------------------------------------------------------------------------------------------------

EBITDA                                               1,013,375      1,013,878   (0%)            552,321      555,213     (1%)
Earnings per ADR                                          1.28           1.17    9%                1.00         0.25     304%
------------------------------------------------------------------------------------------------------------------------------

                                                          As of June 30
                                                    -------------------------
BALANCE SHEET                                           2003           2002    % Var.
------------------------------------------------------------------------------------------------------------------------------
Total Assets                                        16,700,910     16,138,929    3%
     Cash and Temporary Investments                    710,865        470,167   51%
     Trade Accounts Receivables                        469,561        652,115  (28%)
     Other Receivables                                 499,346        445,643   12%
     Inventories                                       720,812        694,626    4%
     Other Current Assets                              102,294        149,529  (32%)
Current Assets                                       2,502,879      2,412,080    4%
Fixed Assets                                         9,024,855      8,710,066    4%
Other Assets                                         5,173,176      5,016,783    3%
----------------------------------------------------------------------------------------------
Total Liabilities                                    9,533,095      8,612,827   11%
Current Liabilities                                  3,504,861      2,472,259   42%
Long-Term Liabilities                                3,824,357      4,685,608  (18%)
Other Liabilities                                    2,203,877      1,454,960   51%
----------------------------------------------------------------------------------------------
Consolidated Stockholders' Equity                    7,167,815      7,526,103   (5%)
Stockholders' Equity Attributable to Minority
Interest                                             1,163,076      1,370,324  (15%)
Stockholders' Equity Attributable to Majority
Interest                                             6,004,739      6,155,779   (2%)
----------------------------------------------------------------------------------------------------------------------------



----------------------------------------------------------------------------------------------------------------------------
Please refer to the end of this report for definition                                                                Page 7
of terms, U.S. dollar translation methodology and
other important disclosures.




CONSOLIDATED INCOME STATEMENT & Balance Sheet
==========================================================================================================================
CEMEX S.A. de C.V. AND SUBSIDIARIES
(Thousands of Mexican Pesos in real terms as of June 30, 2003 except per ADR amounts)

                                                     January - June                              Second quarter
                                              ---------------------------                ------------------------------
INCOME STATEMENT                                     2003          2002    % Var.              2003             2002     % Var.
----------------------------------------------------------------------------------------------------------------------------------
Net Sales                                      36,502,194     34,012,948     7%            19,403,338       18,146,636     7%
Cost of Sales                                 (21,198,094)   (18,601,631)   14%          (11,168,934)      (9,860,512)    13%
----------------------------------------------------------------------------------------------------------------------------------
Gross Profit                                    15,304,099     15,411,316   (1%)            8,234,404        8,286,124    (1%)
Selling, General and Administrative Expenses   (8,007,221)    (7,975,206)    0%           (4,155,725)      (4,082,132)     2%
----------------------------------------------------------------------------------------------------------------------------------
Operating Income                                 7,296,878      7,436,110   (2%)            4,078,679        4,203,993    (3%)
      Financial Expenses                       (1,992,959)    (1,668,344)   19%           (1,008,758)        (866,610)    16%
      Financial Income                             124,553        309,584  (60%)               37,082          148,447   (75%)
      Exchange Gain (Loss), Net                  (236,644)      (702,472)  (66%)              506,840      (1,119,211)    N/A
      Monetary Position Gain (Loss)              1,743,707      1,821,613   (4%)              543,219          982,688   (45%)
      Gain (Loss) on Marketable Securities       (430,777)      (821,887)  (48%)              689,720      (1,273,014)    N/A
Total Comprehensive Financing (Cost) Income      (792,120)    (1,061,506)  (25%)              768,103      (2,127,700)    N/A
      Other Expenses, Net                      (1,831,837)    (2,189,499)  (16%)          (1,112,485)      (1,276,679)   (13%)
----------------------------------------------------------------------------------------------------------------------------------
Net Income Before Income Taxes                   4,672,920      4,185,105   12%             3,734,297          799,614    367%
Income Tax                                       (548,634)      (488,343)   12%             (446,231)        (125,893)    254%
Employees' Statutory Profit Sharing               (52,818)       (56,535)   (7%)             (26,742)         (28,930)    (8%)
Total Income Tax & Profit Sharing                (601,452)      (544,879)   10%             (472,973)        (154,823)    205%
----------------------------------------------------------------------------------------------------------------------------------

Net Income Before Participation
  of Uncons. Subs. and Ext. Items                4,071,469      3,640,227   12%             3,261,323          644,792    406%
Participation in Unconsolidated Subsidiaries       147,912        128,295   15%                83,282           95,186   (13%)
Consolidated Net Income                          4,219,381      3,768,521   12%             3,344,606          739,977    352%
Net Income Attributable to Min. Interest           115,774        181,794  (36%)              112,922         (22,232)    N/A
MAJORITY INTEREST NET INCOME                     4,103,607      3,586,727   14%             3,231,684          762,209    324%
----------------------------------------------------------------------------------------------------------------------------------

EBITDA                                          10,599,907     10,564,707    0%             5,777,274        5,785,379    (0%)

Earnings per ADR                                     13.38          11.64   15%                 10.45             2.46    325%
---------------------------------------------------------------------------------------------------------------------------------

                                                      As of June 30
                                                -------------------------
BALANCE SHEET                                        2003          2002    % Var.
---------------------------------------------------------------------------------------------------------------------------------
Total Assets                                   174,691,518    168,169,289    4%
        Cash and Temporary Investments           7,435,649      4,899,184   52%
        Trade Accounts Receivables               4,911,613      6,795,101  (28%)
        Other Receivables                        5,223,161      4,643,649   12%
        Inventories                              7,539,689      7,238,079    4%
        Other Current Assets                     1,069,998      1,558,110  (31%)
Current Assets                                  26,180,110     25,134,123    4%
Fixed Assets                                    94,399,984     90,759,780    4%
Other Assets                                    54,111,424     52,275,387    4%
-----------------------------------------------------------------------------------
Total Liabilities                               99,716,171     89,746,526   11%
Current Liabilities                             36,660,850     25,761,187   42%
Long-Term Liabilities                           40,002,770     48,824,511  (18%)
Other Liabilities                               23,052,552     15,160,828   52%
-----------------------------------------------------------------------------------
Consolidated Stockholders' Equity               74,975,345     78,422,763   (4%)
Stockholders' Equity Attributable to
Minority Interest                               12,165,776     14,278,921  (15%)
Stockholders' Equity Attributable to
Majority Interest                               62,809,569     64,143,844   (2%)
----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
Please refer to the end of this report for definition                                                                 Page 8
of terms, U.S. dollar translation methodology and
other important disclosures.


OPERATING SUMMARY PER COUNTRY
------------------------------------------------------------------------------------------------------------------------------

In thousands of U.S. dollars
                                                       January - June                            Second quarter
                                                   ---------------------                    ---------------------
NET SALES                                             2003        2002     % Var.              2003         2002      % Var.
-------------------------------------------------------------------------------------------------------------------------------
Mexico                                           1,365,796   1,266,976        8%            713,725       657,286      9%
U.S.A.                                             801,908     866,270       (7%)           452,284       481,990     (6%)
Spain                                              564,342     466,479       21%            291,388       238,277     22%
Venezuela                                          137,285     134,023        2%             79,762        67,899     17%
Colombia                                            97,488     101,329       (4%)            49,360        52,046     (5%)
Egypt                                               55,123      75,055      (27%)            30,509        37,253    (18%)
Central America & the Caribbean region             288,392     221,068       30%            154,125       114,617     34%
Asia region                                         98,855     103,082       (4%)            48,538        52,964     (8%)
-------------------------------------------------------------------------------------------------------------------------------
Others and intercompany eliminations                80,505      29,885      169%             35,313        39,171     (10%)
-------------------------------------------------------------------------------------------------------------------------------
TOTAL                                            3,489,693   3,264,166        7%          1,855,004     1,741,503      7%
-------------------------------------------------------------------------------------------------------------------------------

GROSS PROFIT
----------------------------------------------------------------------------------------------------------------------------------
Mexico                                             782,737     741,540        6%            412,428       399,624      3%
U.S.A.                                             248,101     300,975      (18%)           138,058       172,549    (20%)
Spain                                              206,257     176,336       17%            102,503        92,303     11%
Venezuela                                           61,953      63,760       (3%)            39,958        31,346     27%
Colombia                                            53,325      54,627       (2%)            27,918        27,784      0%
Egypt                                               20,711      27,148      (24%)            14,527        12,449     17%
Central America & the Caribbean region              88,020      75,119       17%             43,929        39,243     12%
Asia region                                         27,312      29,515       (7%)            14,097        14,704     (4%)
-------------------------------------------------------------------------------------------------------------------------------
Others and intercompany eliminations               (25,309)      9,979       N/A             (6,192)        5,204     N/A
-------------------------------------------------------------------------------------------------------------------------------
TOTAL                                            1,463,107   1,478,999       (1%)           787,228       795,206     (1%)
-------------------------------------------------------------------------------------------------------------------------------

OPERATING INCOME
-------------------------------------------------------------------------------------------------------------------------------
Mexico                                             539,590     504,432        7%            287,972       275,620      4%
U.S.A.                                              86,696     144,299      (40%)            54,674        91,006     (40%)
Spain                                              128,112     114,789       12%             62,341        62,872      (1%)
Venezuela                                           43,011      43,141       (0%)            31,112        21,602      44%
Colombia                                            37,404      40,969       (9%)            20,522        20,644      (1%)
Egypt                                                8,130      11,358      (28%)             8,219         4,287       92%
Central America & the Caribbean region              46,659      47,644       (2%)            23,281        25,384      (8%)
Asia region                                         (6,464)       (157)     4018%            (3,292)          754      N/A
-------------------------------------------------------------------------------------------------------------------------------
Others and intercompany eliminations              (185,540)   (192,845)     (4%)            (94,898)      (98,720)     (4%)
-------------------------------------------------------------------------------------------------------------------------------
TOTAL                                              697,598     713,631      (2%)            389,931       403,450      (3%)
-------------------------------------------------------------------------------------------------------------------------------

EBITDA
-------------------------------------------------------------------------------------------------------------------------------
Mexico                                             612,452     568,603        8%            324,531       308,455      5%
U.S.A.                                             159,366     213,156      (25%)            91,943       125,716     (27%)
Spain                                              163,010     130,721       25%             80,616        76,272      6%
Venezuela                                           66,330      62,324        6%             41,780        32,980     27%
Colombia                                            57,537      60,542       (5%)            29,756        30,986      (4%)
Egypt                                               22,710      30,876      (26%)            15,361        14,023     10%
Central America & the Caribbean region              65,163      58,640       11%             32,545        30,986      5%
Asia region                                          9,763      16,465      (41%)             4,792         9,029     (47%)
-------------------------------------------------------------------------------------------------------------------------------
Others and intercompany eliminations              (142,956)   (127,450)      12%            (69,002)      (73,234)     (6%)
-------------------------------------------------------------------------------------------------------------------------------
TOTAL                                            1,013,375   1,013,878       (0%)           552,321       555,213      (1%)
-------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
Please refer to the end of this report for definition                                                                 Page 9
of terms, U.S. dollar translation methodology and
other important disclosures.



 OPERATING SUMMARY PER COUNTRY
----------------------------------------------------------------------------------------------

As a percentage of net sales

                                           January - June                  Second quarter
                                      -------------------------       ------------------------
OPERATING INCOME MARGIN                  2003          2002              2003        2002
----------------------------------------------------------------------------------------------
Mexico                                   39.5%        39.8%              40.3%       41.9%
U.S.A.                                   10.8%        16.7%              12.1%       18.9%
Spain                                    22.7%        24.6%              21.4%       26.4%
Venezuela                                31.3%        32.2%              39.0%       31.8%
Colombia                                 38.4%        40.4%              41.6%       39.7%
Egypt                                    14.7%        15.1%              26.9%       11.5%
Central America & the Caribbean
region                                   16.2%        21.6%              15.1%       22.1%
Asia region                              (6.5%)      (0.2%)             (6.8%)       1.4%
----------------------------------------------------------------------------------------------
CONSOLIDATED MARGIN                      20.0%        21.9%              21.0%       23.2%
----------------------------------------------------------------------------------------------


EBITDA MARGIN
----------------------------------------------------------------------------------------------
Mexico                                   44.8%        44.9%              45.5%       46.9%
U.S.A.                                   19.9%        24.6%              20.3%       26.1%
Spain                                    28.9%        28.0%              27.7%       32.0%
Venezuela                                48.3%        46.5%              52.4%       48.6%
Colombia                                 59.0%        59.7%              60.3%       59.5%
Egypt                                    41.2%        41.1%              50.3%       37.6%
Central America & the Caribbean
region                                   22.6%        26.5%              21.1%       27.0%
Asia region                               9.9%        16.0%              9.9%        17.0%
-----------------------------------------------------------------------------------------------
CONSOLIDATED MARGIN                      29.0%        31.1%              29.8%       31.9%
-----------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------
Please refer to the end of this report for definition                                   Page 10
of terms, U.S. dollar translation methodology and
other important disclosures.


VOLUME SUMMARY
--------------------------------------------------------------------------------------------------------

Consolidated volume summary
Cement: Thousands of metric tons
Ready-mix: Thousands of cubic meters


                                      January - June                        Second quarter
                                   -------------------                   -------------------
                                     2003        2002     % Var.           2003        2003      % Var.
--------------------------------------------------------------------------------------------------------
Consolidated cement volume         31,615      30,247        5%          16,782       16,130       4%
Consolidated ready-mix volume      10,637       9,276        15%          5,561        4,846      15%
--------------------------------------------------------------------------------------------------------




Per-country volume summary


                                        January - June           Second quarter        Second quarter 2003 Vs.
DOMESTIC CEMENT VOLUME                  2003 Vs. 2002            2003 Vs. 2002            First quarter 2003
                                      -------------------      -----------------       ----------------------
Mexico                                        6%                       2%                         6%
U.S.A.                                       (3%)                     (3%)                       35%
Spain                                         6%                       7%                         7%
Venezuela                                   (33%)                    (22%)                       25%
Colombia                                     (0%)                     (1%)                       (1%)
Egypt                                       (13%)                    (24%)                      (14%)
Central America & the Caribbean
region                                       24%                      26%                         6%
Asia Region                                   4%                      (5%)                       (7%)


READY-MIX VOLUME
Mexico                                       16%                      10%                         7%
U.S.A.                                        5%                       9%                        13%
Spain                                         4%                       5%                         3%
Venezuela                                   (15%)                      0%                        33%
Colombia                                     32%                      25%                        10%
Central America & the Caribbean
region                                       312%                     332%                       22%
Asia Region                                  N/A                      N/A                        N/A

EXPORT CEMENT VOLUME
Mexico                                      (22%)                    (24%)                       (7%)
Spain                                        (7%)                     (9%)                        6%
Venezuela                                     7%                      45%                        113%


--------------------------------------------------------------------------------------------------------
Please refer to the end of this report for definition                                           Page 11
of terms, U.S. dollar translation methodology and
other important disclosures.


PRICE SUMMARY
---------------------------------------------------------------------------------------------------------------------------

                                                                                           Second quarter 2003 Vs.
                                                Second quarter 2003 Vs. 2002                 First quarter 2003
                                              ----------------------------------      ----------------------------------
                                                  % Var.            % Var.               % Var.           % Var.
DOMESTIC CEMENT PRICE                           U.S. dollar     Local currency         U.S. dollar    Local currency
---------------------------------------------------------------------------------------------------------------------------
Mexico (1)                                         (1%)               2%                   8%               2%
U.S.A.                                             (2%)              (2%)                 (0%)             (0%)
Spain                                               20%              (2%)                  6%              (0%)
Venezuela (1)                                      (3%)               8%                   6%              (3%)
Colombia                                           (11%)              9%                   4%               0%
Egypt                                               3%               33%                   29%              39%
Central America & the Caribbean region (2)         (8%)              N/A                  (2%)              N/A
Asia Region (2)                                    (9%)              N/A                   6%               N/A
---------------------------------------------------------------------------------------------------------------------------


READY-MIX PRICE
---------------------------------------------------------------------------------------------------------------------------
Mexico (1)                                         (5%)              (3%)                  9%               3%
U.S.A.                                              0%                0%                   0%               0%
Spain                                               24%               1%                   9%               3%
Venezuela (1)                                      (2%)               8%                   12%              3%
Colombia                                           (17%)              1%                   5%               2%
Central America & the Caribbean region (2)         (5%)              N/A                  (3%)              N/A
Asia Region (2)                                    (20%)             N/A                  (2%)              N/A
---------------------------------------------------------------------------------------------------------------------------


1) Local currency price variation for Mexico and Venezuela is presented in constant currency terms as of June 30, 2003.
2) Volume weighted-average price.


---------------------------------------------------------------------------------------------------------------------------
Please refer to the end of this report for definition                                                             Page 12
of terms, U.S. dollar translation methodology and
other important disclosures.

DEFINITION OF TERMS AND DISCLOSURES
===============================================================================

Methodology for consolidation and presentation of results

CEMEX consolidates its results in Mexican pesos under Mexican generally accepted accounting principles. For the convenience of the reader, U.S. dollar amounts for the consolidated entity are calculated by converting the constant-Mexican peso amounts at the end of each quarter using the end of period Mexican peso/U.S. dollar exchange rate for each quarter. The exchange rates used to convert results for the second quarter of 2003, first quarter of 2003 and second quarter of 2002 are 10.46, 10.78 and 9.94 Mexican pesos per 1 U.S. dollar, respectively. CEMEX's weighted average inflation factor between June 30, 2002 and June 30, 2003 was 4.83%.

Per-country figures are presented in U.S. dollars for the convenience of the reader. In the consolidation process, each country's figures are converted to U.S. dollars (except CEMEX Mexico) and then to Mexican pesos under Mexican generally accepted accounting principles. Each country's figures presented in U.S. dollars at June 30, 2003 and June 30, 2002 can be converted to its original local currency amount by multiplying the U.S. dollar figure by the corresponding exchange rate provided below.

To convert June 30, 2002 U.S. dollar figures for Mexico and Venezuela to constant pesos and bolivars, respectively, as of June 30, 2003 it is necessary to first convert the June 30, 2002 U.S. dollars to the corresponding local currency (using the exchange rates provided below), and then multiply the resulting amount by the inflation rate factor provided in the table below.

                                  June 30
                           -----------------------
Exchange rate                 2003         2002           Inflation rate factor
-------------------------------------------------------------------------------
Mexico                       10.46          9.94                  1.045
Spain                         0.87          1.01
Venezuela                    1,600         1,353                  1.342
Colombia                     2,817         2,399
Egypt                         6.07          4.64
-------------------------------------------------------------------------------
Amounts provided in units of local currency per 1 U.S. dollar.



The Central America & Caribbean region includes CEMEX's operations in Costa Rica, the Dominican Republic, Panama, Nicaragua and Puerto Rico, as well as our trading operations in the Caribbean region. The Asia region includes CEMEX's operations in the Philippines, Taiwan, Thailand and Bangladesh.

CEMEX's quarterly reports before 2003 consolidated CEMEX's operations in Panama and the Dominican Republic into Venezuela. Beginning in 2003, CEMEX's Venezuelan operations will not include Panama and the Dominican Republic for presentation purposes, but will now be consolidated into the Central America & Caribbean region. For comparison purposes, Venezuela's and Central America & Caribbean region's figures for 2002 were restated to make them comparable with the new disclosure procedures.

Definition of terms

EBITDA. Equals operating income plus depreciation and operating amortization. Free cash flow. Equals EBITDA minus net interest expense, capital expenditures, change in working capital, taxes paid, dividends on preferred equity, and other cash items. Capital expenditures. Maintenance spending on our cement and ready mix businesses, and expansion of current facilities of cement and ready mix. Equity obligations. Equal the outstanding US$650 million balance of preferred equity plus the outstanding US$66 million of preferred capital securities.
Net debt. Equals total debt plus equity obligations, minus cash and cash equivalents.
Interest plus preferred dividend coverage. Is calculated by dividing EBITDA for the last twelve months by the sum of interest expense and preferred dividend payments for the last twelve months (all amounts in constant currency terms).
Net debt/EBITDA. Is calculated by dividing net debt at the end of the quarter by EBITDA for the last twelve months (EBITDA in constant currency terms). Capitalization ratio. Is calculated by dividing the sum of total debt, the US$66 million outstanding preferred capital securities, and the present value of the forward agreements put in place to hedge our warrant obligations by the sum of total debt, the US$66 million outstanding preferred capital securities, the present value of the forward agreements put in place to hedge our warrant obligations and consolidated stockholders' equity.

Earnings per ADR

For the calculation of earnings per ADR, the number of average ADRs outstanding used was as follows: 309.2 million for the second quarter of 2003 and 295.8 million for the second quarter of 2002; 306.7 million for the first six months of 2003, and 299.3 million for the first six months of 2002.


--------------------------------------------------------------------------------
                                                                         Page 13